EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	Percent Owned	Jurisdiction of Incorporation/Origination
Capitol City Bank and Trust Company	100%	Georgia
Capitol City Home Loans, Inc.	100%	Georgia
Capitol City Bancshares Trust I	100%	Delaware